Exhibit 99.2

EXECUTION VERSION

CANADA PENSION PLAN INVESTMENT BOARD One Queen Street East, Suite 2600 P.O. Box 101 Toronto, Ontario M5C 2W5
October 11, 2011 Number Holdings, Inc. c/o Ares Management LLC 2000 Avenue of the Stars, 12th Floor Los Angeles, CA 90067
Re: Acquisition of 99 Cents Only Stores

Ladies and Gentlemen:

Reference is made to the Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), among Number Holdings, Inc., a Delaware corporation (“Parent”), Number Merger Sub, Inc., a California corporation (“Merger Sub”) and 99 Cents Only Stores, a California corporation (the “Company”), pursuant to which Merger Sub, or its permitted assignees, will be merged with and into the Company (the “Merger”). This letter is being delivered to Parent to induce the Company to enter into the Merger Agreement.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Merger Agreement.  Concurrently with the delivery of this letter, Ares Corporate Opportunities Fund III, L.P. is also entering into a letter agreement committing to provide equity financing to Parent in accordance with the terms thereof (the “Other Sponsor Letter”).

1.           Commitment. The Canada Pension Plan Investment Board (“Sponsor”) hereby commits, subject to the terms and conditions set forth herein, that it shall purchase, or shall cause the purchase by one or more affiliated entities as provided below of, equity interests of Parent for an aggregate amount equal to $265.0 million, as such amount may be reduced pursuant to this letter (the “Commitment”), solely for the purpose of funding (and in the amount necessary to fund) 41.67% of the aggregate Equity Financing and all amounts required to be paid by Parent or Merger Sub pursuant to and in accordance with the Merger Agreement, whether before or after the Closing, together with related fees and expenses; provided, that the amount of the Commitment to be funded under this letter may be reduced, on a dollar for dollar basis, to the extent (and only to the extent) that Parent and/or Merger Sub do not require the full amount of the Commitment to fund the aggregate Merger Consideration and any other amounts required to be paid by them pursuant to and in accordance with the Merger Agreement.  Funding of the Commitment shall be made at such time or times as to allow Parent, Merger Sub and the

Surviving Corporation to make when and as required under the Merger Agreement all required payments contemplated to be funded by the Commitment as provided herein.

Notwithstanding any other provision of this letter, Sponsor shall not, under any circumstances, be obligated to contribute to, purchase equity or debt of, or otherwise provide funds to Parent or Merger Sub in any amount in excess of the Commitment.  Sponsor may effect the purchase of the equity interests of Parent directly or indirectly through one or more affiliated entities; provided, that nothing in this sentence shall relieve Sponsor of its Commitment obligations hereunder except to the extent such equity interests of Parent are actually purchased by any such affiliated entity.

2.           Use of Proceeds. The proceeds of the financing of the Commitment (the “Financing”) will be contributed by Parent to Merger Sub and Parent shall cause Merger Sub to use the Financing solely as contemplated hereby.

3.           Conditions. Sponsor’s obligation to fund the Commitment shall be subject only to (a) the execution and delivery of the Merger Agreement by each of the parties thereto, (b) the satisfaction (or waiver at the Closing by Parent) of each of the conditions to Parent’s and Merger Sub’s obligations to consummate the transactions contemplated by the Merger Agreement, other than any conditions that by their nature are to be satisfied at the Closing, but subject to the substantially concurrent satisfaction of such conditions, (c) the substantially concurrent funding of the financing transactions contemplated by the Debt Commitment Letter or any replacement debt commitment letter as contemplated by the Merger Agreement, and (d) the substantially concurrent occurrence of the Closing.

4.           Enforcement. This letter may only be enforced by Parent. For the avoidance of doubt, the Company shall not be a third-party beneficiary of this letter and neither it nor any of its affiliates nor any of their respective equity holders, controlling persons, directors, officers, employees, agents, members, managers, general or limited partners, or assignees shall have any right to enforce, or to cause Parent to enforce, this letter. Nothing in this letter, express or implied, is intended to or shall confer upon the Company or any of its affiliates nor any of their respective equity holders, controlling persons, directors, officers, employees, agents, members, managers, general or limited partners, or assignees any legal or equitable right, benefit or remedy of any nature whatsoever, and none of them shall have any right to enforce, or to cause Parent to enforce, this letter.

5.           Termination. The obligation of Sponsor to fund the Commitment will terminate automatically and immediately upon the earliest to occur of (a) the valid termination of the Merger Agreement pursuant to the terms thereof, (b) the Effective Time; provided Sponsor shall, prior to such termination, have fully funded and paid to Parent the Commitment, (c) the Company or any of its designees accepting the Parent Termination Fee pursuant to the Merger Agreement and payment by Parent of all amounts payable under Section 8.03(d) of the Merger Agreement, or (d) the Company or any of its controlled affiliates instituting any formal proceeding or bringing any other formal claim, in any litigation or other formal proceeding, in connection with the Merger Agreement or any of the transactions contemplated thereby, against

Sponsor, Parent, Merger Sub, or any of their affiliates or any of their respective former, current or future equity holders, controlling persons, directors, officers, employees, agents, members, managers, general or limited partners, or assignees (each of the foregoing, including Parent and Merger Sub, a “Non-Recourse Party”), other than (A) a claim against Parent and/or Merger Sub or their successors or assigns under the Merger Agreement, (B) a claim by the Company against Sponsor or ACOF Operating Manager III, LLC, or any of their successors and assigns, under the Confidentiality Agreement, (C) a claim against the Sponsor or its successors or assigns under the limited guarantee, dated as of the date hereof, by the Sponsor in favor of the Company, or (D) a claim against Ares Corporate Opportunities Fund III, L.P. or its successors or assigns under the limited guarantee, dated as of the date hereof, by Ares Corporate Opportunities Fund III, L.P. in favor of the Company.

6.           No Modification; Entire Agreement. This letter may not be amended, modified or supplemented except by an agreement in writing signed by Parent and Sponsor.  This letter constitutes the sole and entire agreement of Sponsor or any of its affiliates, on the one hand and Parent or any of its affiliates, on the other hand, with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

7.           Parties in Interest.  This letter (a) is for the sole benefit of Parent, Sponsor and the Non-Recourse Parties, (b) shall be binding upon Parent and Sponsor, and (c) may be enforced solely by Parent and Sponsor.  Nothing in this letter, express or implied, is intended to or shall confer upon any person (other than Parent and Sponsor) any legal or equitable right, benefit or remedy of any nature whatsoever.  Parent’s creditors shall not have any right to enforce, or to cause Parent to enforce, this letter.

8.           Representations and Warranties.  Each party hereto hereby represents and warrants, with respect to itself, to each other party hereto that (a) it is duly organized and validly existing under the laws of the jurisdiction of its formation; (b) it has all limited partnership or corporate, as applicable, power and authority to execute, deliver and perform this letter; (c) the execution, delivery and performance of this letter by such party has been duly and validly authorized and approved by all necessary limited partnership or corporate, as applicable, action, and no other proceedings or actions on the part of such party are necessary therefore; (d) this letter has been duly and validly executed and delivered by it and constitutes a valid and legally binding obligation of it, enforceable against it in accordance with its terms, except that such enforceability may be (i) limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws of general application relating to or affecting creditors’ rights generally and (ii) subject to general equitable principles (whether considered in a proceeding in equity or at law); and (e) the execution, delivery and performance by it of this letter do not and will not (i) violate its organizational and governing documents, (ii) violate any law or judgment or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of any benefit under, any contract to which it is a party, other than such items that, individually or in the aggregate, would not reasonably be expected to prevent or delay it from performing its obligations under this letter. Sponsor hereby represents and warrants to Parent that it has the financial capacity to pay and perform its obligations under this letter, and all funds necessary for it to fulfil its obligations hereunder shall be available to it for so long as this letter shall remain in effect in accordance with Section 5 hereof.

9.           Governing Law; Submission to Jurisdiction; Venue. This letter shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Each of the parties hereto (i) irrevocably submits itself to the personal jurisdiction of any court of proper subject matter jurisdiction in the State of California in the event any dispute arises out of this letter, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action relating to this letter in any court other than a court in the State of California, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court, and (iv) waives any right to trial by jury with respect to any suit, action or proceeding directly or indirectly related to or arising out of this letter.  Each of the parties hereto further agrees that notice as provided herein shall constitute sufficient service of process and waives any argument that such service is insufficient.  Each of the parties hereto hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action related to or arising out of this letter, that (i) the action in any such court is brought in an inconvenient forum, (ii) the venue of such action is improper or (iii) this letter or the subject matter hereof may not be enforced in or by such courts.

10.           No Assignment. The Commitment evidenced by this letter may not be assigned, in whole or in part, by Parent.  The Sponsor’s obligation to fund all or any portion of the Commitment set forth herein may be assigned by the Sponsor to one or more affiliates of Sponsor and affiliated funds, provided, however, that any such assignment shall not relieve the Sponsor of its obligations under this letter.  Any purported assignment in contravention of this Section 10 shall be void.

11.           Counterparts. This letter may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this letter delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this letter.

12.           Confidentiality. This letter shall be treated as confidential and is being provided to Parent solely in connection with the Merger. This letter may not be used, circulated, quoted or otherwise referred to in any document, except with the written consent of Sponsor and Parent. The foregoing notwithstanding, this letter shall be provided to the Company and the Company and the undersigned may disclose the existence of this letter to (a) its affiliates and representatives and (b) to the extent required by law, the applicable rules of any national securities exchange or in connection with any securities regulatory agency filings relating to the Merger.

13.           No Recourse. Notwithstanding anything that may be expressed or implied in this letter or any document or instrument delivered in connection herewith, and notwithstanding the fact that Sponsor may be a partnership, no person other than Sponsor and Parent has any obligations hereunder and no recourse shall be had hereunder or under any document or instrument delivered in connection herewith, or for any claim based on, in respect of, or by reason of, such obligations or their creation, against, and no personal liability shall attach to, any Non-Recourse Party through Parent, Merger Sub or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Parent against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable law, or otherwise. Recourse against Sponsor pursuant to this letter shall be the sole and exclusive remedy of Parent and all of its affiliates against Sponsor and the Non-Recourse Parties in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby.  Notwithstanding anything to the contrary in this letter or any document or instrument delivered in connection herewith, Parent shall not pursue any remedies directly against the Sponsor pursuant to this letter, unless it concurrently pursues the same remedies directly against Ares Corporate Opportunities Fund III, L.P. pursuant to the Other Sponsor Letter in accordance with the terms thereof.

[SIGNATURE PAGE FOLLOWS]

Very truly yours, CANADA PENSION PLAN INVESTMENT BOARD
		By	/s/ André Bourbonnais
		Name:	André Bourbonnais
		Title:	Senior Vice President, Private Investments

		By	/s/ Jim Fasano
		Name:	Jim Fasano
		Title:	Vice President, Head of Principal Investing

Agreed to and accepted: NUMBER HOLDINGS, INC.
By	/s/ Adam Stein
Name:	Adam Stein
Title:	Vice President